UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         Commission File Number: 1-16625

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Bunge Savings Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606

--------------------------------------------------------------------------------

BUNGE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31,
     2004 and 2003                                                         4

   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2004 and 2003                                5

   Notes to Financial Statements                                         6-9

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets
     (Held at End of Year), December 31, 2004                             10

Signature Page                                                            11

Exhibit Index                                                             12

--------------------

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Savings Plan:

We have audited the accompanying financial statements of the Bunge Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 29, 2005

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------
                                                   2004            2003
                                                   ----            ----
Investments--At fair value:
Mutual funds                                   $3,096,282       $2,505,382
Common collective trusts                          923,160            -
Interest in Bunge Limited common shares           128,804           88,449
Participant loans                                  85,012            -
                                              -----------       ----------

         Total investments                      4,233,258        2,593,831
                                              -----------       ----------

CONTRIBUTIONS RECEIVABLE:
Participants                                       12,825            -
Employer group                                        301            -
                                              -----------       ----------

     Total contributions receivable                13,126            -
                                              -----------       ----------

PLAN TRANSFERS PAYABLE                           (27,637)            -
                                              -----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS              $4,218,747       $2,593,831
                                              ===========       ==========

See notes to the financial statements.

--------------------------------------------------------------------------------


BUNGE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
----------------------------------------------------------- ------------------- ----------------
                                                                  2004                 2003
                                                                  ----                 ----
ADDITIONS TO NET ASSETS:
Investment income--interest                                 $      9,222        $      2,177
Investment income--dividends                                      71,029              26,537
Participants' contributions                                      606,597             559,276
Other contributions                                                2,613                -
Employer contributions                                            15,508              54,962
Rollovers                                                           -                 44,255
Asset transfers (Note 10)                                      1,925,841                -
Net appreciation in value of investments                         258,593             419,163
                                                           --------------       -------------

     Total                                                     2,889,403           1,106,370
                                                           --------------       -------------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                                    238,982             181,216
Plan transfers (Note 9)                                             -                 45,050
Asset transfers (Note 10)                                      1,017,605                -
Expenses                                                           7,900                 290
                                                           --------------       -------------

     Total                                                     1,264,487             226,556
                                                           --------------       -------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                  1,624,916             879,814
                                                           --------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year           2,593,831           1,714,017
                                                           --------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                $4,218,747          $2,593,831
                                                           ==============       =============

See notes to the financial statements.






BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge Savings Plan (the "Plan") (formerly the Bunge North America, Inc. Savings Plan) was established as of April 1, 1996. The Plan was amended effective January 1, 2004 to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan (formerly known as the Bunge North America, Inc. Profit Sharing Plan) and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees ("CSY Plan") to the Plan and master trust. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan, which constitutes a separate plan solely for purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

     Basis of Accounting--The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the Unites States of America.

     Investments--Investments in Bunge Limited common shares, common collective trusts and mutual funds are stated at fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on the trade date. Interest and dividend income is recorded when earned. Earnings on investments are allocated to participants based on account balances.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company ("State Street") to serve as Trustee of the Plan. The Plan is designed to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan. Participants should refer to the Plan document for more complete information. All regular hourly employees, whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The two subplans are subject to the provisions of ERISA.

3.   CONTRIBUTIONS AND WITHDRAWALS

     Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2004 could not exceed $13,000 ($12,000 in 2003). However in 2004 and 2003, if a
     participant reached age 50 by December 31 of that year, they were able to contribute an additional $3,000 and $2,000 "catch up" contribution, respectively, to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests.

     The employer match for participant contributions, if any, is subject to their collective bargaining agreements. Such matching contributions are credited to individual participants' accounts, and vest at a rate of 20% per year and become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon (i) leaving the Company's employment for any reason other than normal retirement, permanent disability, or death or (ii) the termination of the Plan. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants may elect from a number of investment alternatives for their contributions. Employer matching contributions are allocated to participants based upon the contribution allocation among investment alternatives elected by the participants. Thereafter, contributions may be reallocated by the participant among all investment alternatives.

     Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

     Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.   PARTICIPANT LOANS

     Supplement A participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance.

5.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time or to terminate the Plan at any time subject to the provisions of ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter (see Note 1). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

7.   RELATED PARTY TRANSACTIONS

     Certain of the Plan's investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2004 are disclosed on the supplemental schedule of assets held for investment purposes.

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.   INVESTMENTS

     The following investments represent 5% or more of net assets available for benefits at December 31, 2004 and 2003:


                                                      2004            2003
                                                      ----            ----


       Fidelity Capital Appreciation Fund        $  982,050       $     -
       SSgA Money Market Fund                       649,273             -
       SSgA S&P 500 Index Fund                      603,135             -
       Fidelity Magellan Fund                       496,561             -
       Fidelity Dividend Growth Fund                403,295             -
       Putnam New Opportunities Fund                   -            910,089
       Vanguard Institutional Index Fund               -            749,668
       PIMCO Total Return Fund                       264,867        332,364
       Putnam Money Market Fund                        -            350,513

     The net appreciation in fair value, including realized gains and losses, for each class of investments as presented on the statement of net assets available for benefits for the years ended December 31, 2004 and 2003 is as follows:

                                                         2004           2003
                                                         ----           ----

         Mutual funds                                  $130,595       $402,487
         Common collective trusts                        84,540            -
         Bunge Limited common shares (1)                 43,458         16,676
                                                       --------       --------

         Net appreciation in value of investments      $258,593       $419,163
                                                       ========       ========

         (1) Beginning in January 2002, the Plan allowed for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 2,150 and 2,687 common shares of Bunge Limited at December 31, 2004 and 2003, respectively. During 2004 and 2003, the Plan recorded dividend income of $1,192 and $657, respectively, and net appreciation in fair value of $43,458 and $16,676, respectively, from Bunge Limited common shares.

9.   PLAN TRANSFERS

     Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account. In addition, if a change in a participant's employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant's new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.  ASSET TRANSFERS

     Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the CSY Plan transferred to the Plan. Fidelity Management Trust Company ("Fidelity") was terminated as recordkeeper and Trustee of the assets related to the CSY Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The market value of the assets transferred from Fidelity to CitiStreet was as follows:

Cash                                                  $    809,418
PIMCO Total Return Fund                                     41,345
Fidelity Magellan Fund                                     413,489
Fidelity Capital Appreciation Fund                         156,497
Fidelity Dividend Growth Fund                               38,668
Fidelity Managed Income Portfolio Fund                     421,468
Loan Fund                                                   44,956
                                                        ----------
Total                                                   $1,925,841
                                                        ==========


Each Fund's assets were transferred to a comparable investment fund at CitiStreet. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Fidelity Magellan Fund assets were transferred to the Fidelity Magellan Fund. Fidelity Capital Appreciation Fund assets were transferred to the Fidelity Capital Appreciation Fund. Fidelity Dividend Growth Fund assets were transferred to the Fidelity Dividend Growth Fund. Fidelity Managed Income Portfolio Fund assets were transferred to the SSgA Money Market Fund. Loan assets were transferred to the CitiStreet Loan Fund.

Additionally, effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the non-union employees of the Plan transferred to the Bunge Retirement Savings Plan. Putnam Trust Company ("Putnam") was terminated as recordkeeper and Company representatives resigned as Trustees of the assets related to the non-union participants of the Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The market value of the assets transferred from Putnam to CitiStreet was as follows:

Putnam New Opportunities Fund                                  $  313,036
Putnam Investors Fund                                              45,436
Legg Mason Value Institutional Portfolio Fund                      14,691
American Funds New Perspective Fund                                 2,017
Oppenheimer Capital Appreciation Fund                               1,088
Wellington Trust Company II Core Equity Fund                          292
Vanguard Institutional Index Fund                                 233,486
Putnam Money Market Fund                                          201,943
Bunge Limited Company Stock Fund                                   47,783
PIMCO Total Return Fund                                           157,833
                                                              -----------

Total                                                          $1,017,605
                                                              ===========

Each fund's assets were transferred to a comparable investment fund at CitiStreet. Bunge Limited Company Stock Fund assets were transferred to the Bunge Limited Company Stock Fund. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund. American Funds New Perspectives Fund assets were transferred to the American Funds New Perspectives Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Wellington Trust Company CIF US Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund.

    BUNGE SAVINGS PLAN

    FORM 5500, SCHEDULE H, PART IV, LINE 4i--
    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------
                                                            Number                    Market
                        Description                    of Shares/Units   Cost**       Value
                        -----------                    ---------------   ----         ------
    INTEREST IN MUTUAL FUNDS:
    PIMCO Total Return Fund                              24,823.5356              $   264,867
    Oakmark Select Fund                                   1,019.8055                   34,010
    Fidelity Magellan Fund                                4,784.2884                  496,561
    Fidelity Dividend Growth Fund                        14,155.6664                  403,295
    Oppenheimer Capital Appreciation Fund                   611.0412                   25,187
    Fidelity Capital Appreciation Fund                   37,727.6041                  982,050
    American Funds New Perspectives Fund                  5,937,8757                  163,767
    Wellington US Core Equity Fund                          386.6297                    3,078
    Legg Mason Value Fund                                 1,056.1485                   74,194
    *SSgA Money Market Fund                             649,272.5200                  649,273
                                                                                    ----------

       Total interest in mutual funds                                               3,096,282
                                                                                    ----------

    INTEREST IN COMMON COLLECTIVE TRUSTS:
    *SSgA Conservative Strategic Asset
    Allocation Fund                                      11,527.2681                  122,996
    *SSgA Moderate Strategic Asset
    Allocation Fund                                      12,269.0447                  134,223
    *SSgA Aggressive Strategic Asset
    Allocation Fund                                       5,607.7145                   62,806
    *SSgA S&P 500 Index Fund                             29,359.6149                  603,135
                                                                                    ----------

       Total interest in common collective trusts                                     923,160
                                                                                    ----------

    *INTEREST IN COMMON STOCK--Bunge Limited

    Common Shares                                         2,150                       128,804

    *PARTICIPANTS LOANS, rates from 4.5% to 10.0%,
    maturities through January 2010                                                    85,012
                                                                                    ----------
    TOTAL INVESTMENTS                                                               $4,233,258
                                                                                    ==========

    *Party-in-interest

    **Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Bunge Savings Plan

Date: June 29, 2005                                     By: /s/ Philip Staggs
                                                          -------------------
                                                            Philip Staggs
                                                            Plan Administrator

                                  EXHIBIT INDEX

Exhibit
Number                  Description of Documents
------                  ------------------------
23.1                    Independent Auditors' Consent